AMERICAN NATIONAL INSURANCE COMPANY

WILLIAM F. CARLTON SENIOR VICE PRESIDENT, CORPORATE CONTROLLER

One Moody Plaza, Galveston, TX 77550

Phone: (409) 766-6480 Fax: (409) 766-6936 E-mail: bill.carlton@anico.com

January 9, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	American National Insurance Company

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 2, 2011

File No. 001-34280

Dear Mr. Rosenberg:

In regards to your letter of December 22, 2011, I am writing as requested to provide you with a date by which we will file a response to your comments. We will provide you a response no later than the close of business on January 16, 2012.

If you have any questions, please let me know.

Sincerely,

/s/ William F. Carlton

      Senior Vice President & Corporate Controller